EXHIBIT 99.1

RedHill Biopharma Receives Authorization in Australia and New Zealand for Ongoing Phase III Crohn's Disease Study With RHB-104

  The Phase III study with RHB-104 for Crohn's disease is currently ongoing in the U.S. and additional countries, with up to 120 clinical sites planned globally (the MAP US study)
  A Clinical Trial Application for a second Phase III study with RHB-104 for Crohn's disease in Europe (the MAP EU study) was recently accepted by the UK MHRA

TEL-AVIV, Israel, July 6, 2015 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) ("RedHill" or the "Company"), an Israeli biopharmaceutical company focused on late clinical-stage, proprietary, orally-administered, small molecule drugs for inflammatory and gastrointestinal diseases, including gastrointestinal cancers, today announced that it has received regulatory authorization to commence patient enrollment in Australia and New Zealand for its ongoing Phase III study with RHB-104 for Crohn's disease (the MAP US study), and has commenced patient screening in New Zealand. RHB-104 is a proprietary and potentially groundbreaking antibiotic combination therapy in oral capsule formulation, with potent intracellular, anti-mycobacterial and anti-inflammatory properties.

The MAP US study is the first Phase III study with RHB-104 for the treatment of Crohn's disease, currently ongoing in the U.S. and additional countries. With over 80 of the 120 planned clinical sites already active worldwide, the ongoing randomized, double-blind, placebo-controlled MAP US study is expected to enroll 270 patients with moderately to severely active Crohn's disease. Patients are randomized 1:1 to receive either RHB-104 or a placebo for 52 weeks and evaluated for the primary endpoint of remission at week 26 of treatment. Interim analysis of the MAP US study is expected in the second half of 2016 after half of the patients expected to be enrolled in the study will have completed 26 weeks of treatment.

The MAP US Phase III study is registered on www.ClinicalTrials.gov, a web-based service of the U.S. National Institutes of Health, which provides access to information on publicly and privately supported clinical studies: https://www.clinicaltrials.gov/ct2/show/NCT01951326.

Dror Ben-Asher, RedHill's CEO, said: "The addition of Australia and New Zealand to RHB-104's Phase III Crohn's study, currently ongoing in the U.S. and additional countries, should further boost the study's reach and pace. We are particularly excited about the addition of these two countries because the RHB-104 formulation was originally developed in Australia by Professor Thomas Borody, a leading innovator of therapeutic approaches for GI diseases, and an Australian Phase III study was conducted by Pfizer with an earlier formulation of the drug."

RedHill also plans to initiate a second Phase III study of RHB-104 for Crohn's disease (the MAP EU study) and has recently announced that the UK Medicines and Healthcare Products Regulatory Agency (MHRA) has accepted RedHill's Clinical Trial Application (CTA) to initiate the MAP EU study. The MAP EU study is planned to commence in a select number of European countries and, once initiated, will run in parallel with the currently ongoing MAP US study. The randomized, double-blind, placebo-controlled MAP EU Phase III study is expected to enroll 360 patients with moderately active Crohn's disease. Patients will be randomized 2:1 to receive either RHB-104 or a placebo for 52 weeks and then evaluated for remission at week 26 as the primary endpoint.

About RHB-104:

Currently in a first Phase III study for the treatment of Crohn's disease (the MAP US study) and a second Phase III study being prepared (the MAP EU study), RHB-104 is a proprietary and potentially groundbreaking antibiotic combination therapy in oral capsule formulation, with potent intracellular, anti-mycobacterial and anti-inflammatory properties. RHB-104 is based on increasing evidence supporting the hypothesis that Crohn's disease is caused by the Mycobacterium avium subspecies paratuberculosis (MAP) infection in susceptible patients. Clinical trials conducted with earlier formulations of RHB-104 include an Australian Phase III study conducted by Pfizer. RedHill has conducted several supportive studies with the current formulation of RHB-104 and a long-term population pharmacokinetic (Pop-PK) study is ongoing as part of the Phase III MAP US study. RHB-104 is covered by several issued and pending patents. RedHill is also conducting a Phase IIa, proof-of-concept clinical study, evaluating RHB-104 as an add-on therapy to interferon beta-1a in patients treated for relapsing-remitting multiple sclerosis (RRMS).

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused on the development of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers. RedHill's current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful top-line results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis and a European marketing application for chemotherapy and radiotherapy-induced nausea and vomiting submitted in December 2014; (iv) RHB-106 - an encapsulated formulation for bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) ABC294640 - an orally-administered SK2 selective inhibitor targeting multiple inflammatory-GI diseases and related oncology indications with a first Phase I/II initiated for refractory/relapsed diffuse large B-cell lymphoma (DLBCL); (vi) MESUPRON® - a Phase II-stage uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumor cancers; (vii) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (viii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines with a U.S. NDA currently under discussions with the FDA and a European marketing application submitted in October 2014; and (ix) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing (xi) competitive companies and technologies within the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         IR contact (U.S.):
         Marcy Nanus
         Senior Vice President
         The Trout Group
         +1-646-378-2927
         Mnanus@troutgroup.com